Integrated Media Technology Limited Appoints Interim Chief Financial Officer

Hong Kong, New York - October 10, 2018 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D display technology, has appointed Mr. George Yatzis ("Mr. Yatzis") as Interim Chief Financial Officer of the Company. Mr. Yatzis will replace Mr. Alson Shun Wai Lau ("Mr. Lau"), who has retired from the role of Chief Financial Controller. Mr. Yatzis has been the Company Secretary of IMTE since November 2015.

At present, Mr. Yatzis is a partner at the global accounting firm BDO, working in the Adelaide, Australia, office. Mr. Yatzis received his Bachelor of Commerce from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand ("CAANZ"). Mr. Yatzis has over 12 years of extensive corporate experience ranging from corporate restructures, takeovers and initial public offerings, to overseeing the finance functions of numerous public and private companies.

Dr. Herbert Ying Chiu Lee, Chairman and CEO of IMTE, commented: "We welcome the additional experience and guidance of Mr. Yatzis as we continue to expand our business operations. We also take this opportunity to thank Mr. Lau for his dedication and service to the Company over several years."

Mr. Yatzis does not hold any securities in the Company.

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948